Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)
The following press release was issued by Validus Holdings, Ltd. on April 5, 2009:
VALIDUS HOLDINGS NOTES SUBSTANTIAL ERROR IN MAX CAPITAL
CALCULATION OF PRO FORMA TANGIBLE BOOK VALUE
Hamilton, Bermuda – April 5, 2009 – Validus Holdings, Ltd. (“Validus”) (NYSE: VR) today announced that it has sent a letter to the Board of Directors of IPC Holdings, Ltd. (“IPC”) (NASDAQ: IPCR) noting that Max Capital Group Ltd. (“Max”) has made a substantial error in its calculation of pro forma tangible book value under the terms of Validus’ proposed plan of amalgamation with IPC. Presented below is the full text of the letter sent to the Board of Directors of IPC:
April 5, 2009
The Board of Directors of IPC Holdings, Ltd.
c/o James P. Bryce, President and Chief Executive Officer
American International Bldg.
29 Richmond Road
Pembroke, HM 08
Bermuda
Dear Members of the Board:
We are writing to call to your attention an error contained in the publicly disseminated letter sent to you by Mr. Becker of Max Capital Group Ltd. (“Max”) dated April 2, 2009 and the accompanying presentation materials, regarding the purported benefits of the proposed combination of IPC Holdings, Ltd. (“IPC”) with Max (pursuant to an Amalgamation Agreement between Max and IPC dated as of March 2, 2009 (the “Amalgamation Agreement”)), as compared to the benefits presented by a combination of IPC with Validus Holdings, Ltd. (“Validus”) on the terms we proposed to you in our letter dated March 31, 2009 (the “Validus Proposal”).
In his letter, Mr. Becker states (and he has been widely quoted in the media stating) that “[a] combination with Max delivers 29% more tangible book value per share to IPC.” This is not correct. We, and our financial advisors and SEC counsel, have reviewed this calculation and we would like to provide you with the correct figures. Specifically, Mr. Becker’s calculation understates the pro forma IPC share of Validus tangible book value per share by $2.74, which results in overstating the premium calculated on this basis quite significantly. We have attached some materials that illustrate the correct calculation. Our SEC counsel has advised us that this error is material and that Max will be required to amend its SEC filings to correct its error.
As we noted in our letter dated April 2, 2009, putting aside this error, we believe that this measure is the wrong framework on which to analyze whether the IPC/Max plan is superior to the IPC/Validus plan, and refer you to the analysis in our earlier letter. We remain confident that the IPC Board will agree the Validus Proposal is a “Superior Proposal” as defined in your Amalgamation Agreement.
We look forward to your response to the Validus Proposal.

Sincerely,

/s/ Edward J. Noonan
Edward J. Noonan
Chairman and Chief Executive Officer

cc: Marty Dolan, J.P. Morgan Securities, Inc.

The materials referred to in Mr. Noonan’s letter are posted on the Company’s website at: http://www.validusre.bm/media_centre.htm.
Details of Validus Holdings, Ltd. Offer
On March 31, 2009, Validus delivered a binding offer to the Board of Directors of IPC for the amalgamation of Validus and IPC in an exchange of shares whereby each IPC common share would be exchanged for 1.2037 Validus common shares. The offer values IPC shares at $29.98 per share based on Validus’ closing stock price on March 30, 2009, the day prior to the Validus offer, representing an 18.0% premium to IPC’s closing price on March 30, 2009 and a total value of $1.68 billion for IPC’s common equity.
About Validus Holdings, Ltd.
Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”). Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.
Contacts:
Investors:
Validus Holdings, Ltd.
Jon Levenson, Senior Vice President
+1-441-278-9000
or
Media:
Sard Verbinnen & Co
Jamie Tully
+1-212-687-8080 x236
Jonathan Doorley
+1-212-687-8080 x282
Cautionary Note Regarding Forward-Looking Statements
This news release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) uncertainty as to whether IPC will enter into and consummate the proposed amalgamation on the terms set forth in our offer letter; 2) unpredictability and severity of catastrophic events; 3) rating agency actions; 4) adequacy of our risk management and loss limitation methods; 5) cyclicality of demand and pricing in the insurance and reinsurance markets; 6) our limited operating history; 7) our ability to successfully implement our business strategy during “soft” as well as “hard” markets; 8) adequacy of our loss reserves; 9) continued availability of capital and financing; 10) retention of key personnel; 11) competition; 12) potential loss of business from one or more major insurance or reinsurance brokers; 13) our ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 14) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 15) the integration of Talbot or other businesses we may acquire or new business ventures we may start; 16) the effect on our investment portfolio of changing financial market conditions including inflation, interest rates, liquidity and other factors; 17) acts of terrorism or outbreak of war; and 18) availability of reinsurance and retrocessional coverage, as well as management’s response to any of the aforementioned factors.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in our most recent reports on Form

10-K and Form 10-Q and other documents on file with the Securities and Exchange Commission. Any forward-looking statements made in this news release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
Additional Information about the Proposed Transaction and Where to Find It:
This material relates to a proposed business combination transaction between Validus and IPC which may become the subject of a registration statement and proxy statement filed by Validus with the Securities and Exchange Commission (“SEC”). This material is not a substitute for the registration statement and proxy statement that Validus would file with the SEC or any other documents which Validus may send to its or IPC’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus, at Jon Levenson, Senior Vice President, at +1-441-278-9000.
Participants in the Solicitation:
Validus and its directors, executive officers and other employees may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about Validus’ directors and executive officers is available in Validus’ proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders.